Exhibit 12.1

Walmart Inc.
Ratio of Earnings to Fixed Charges

	January 31,
(Amounts in millions)	2018	2017	2016	2015	2014
Income from continuing operations before income taxes	$15,123	$20,497	$21,638	$24,799	$24,656
Capitalized interest	(17)	(36)	(39)	(59)	(78)
Consolidated net income attributable to the noncontrolling interest	(661)	(650)	(386)	(736)	(673)
Adjusted income before income taxes	14,445	19,811	21,213	24,004	23,905

Fixed charges:
Interest (1)	2,347	2,403	2,587	2,520	2,413
Interest component of rent	890	862	836	916	933
Total fixed charges	3,237	3,265	3,423	3,436	3,346
Income before income taxes and fixed charges	$17,682	$23,076	$24,636	$27,440	$27,251
Ratio of earnings to fixed charges	5.5	7.1	7.2	8.0	8.1
(1) Includes interest on debt, capital leases and financing obligations, amortization of debt issuance costs and capitalized interest; excludes loss on extinguishment of debt.